UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U.S.$ 40,000,000 3.93 per cent. Fixed Rate Notes due 10 May 2028 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: May 12, 2026

Official Use Only

    The following information regarding an Issue of U.S.$ 40,000,000 3.93 per cent. Fixed Rate Notes due 10 May 2028 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 2, 2025 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Final Terms dated May 8, 2026 (the “Final Terms”), and the Terms Agreement dated May 8, 2026 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

    Item 1.    Description of Obligations

    See, generally, Final Terms.

(a)    Title and Date. Issue of U.S.$ 40,000,000 3.93 per cent. Fixed Rate Notes due 10 May 2028
The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

    (b)    Interest Rate/Interest Payment Date. 3.93 per cent. per annum payable semi-annually in arrears on May 10 and November 10 of each year beginning November 10, 2026 and ending on the Maturity Date. See, Final Terms, Item 15.

    (c)    Maturity Date. 10 May 2028.

    (d)    Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

    (e)    Kind and Priority of Liens. Not applicable.

    (f)    Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

    (g)    Amendment of Terms.

        The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

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    (h)    Other Material Provisions. Not applicable.

    (i)    Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.
    Item 2.    Distribution of Obligations

(a)Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of U.S.$ 40,000,000 which is 100 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.
    (b)    Stabilization Provisions. Not applicable.

    (c)    Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

    Item 3.    Distribution Spread.     See Final Terms, “Distribution”.

    Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers.     See Item 2(a) above.

    Item 5.    Other Expenses of Distribution Not applicable.

    Item 6.    Application of Proceeds.     The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

    Item 7.     Exhibits

    A.    Information Statement (dated October 2, 2025);1
    B.    Prospectus (October 3, 2023);2
    C.    Final Terms (May 8, 2026); and
    D.    Terms Agreement (May 8, 2026).
1     Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 2, 2025
2     Filed on October 18, 2023.

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EXECUTION VERSION
International Finance Corporation
Part AFinal Terms dated May 8, 2026
Issue of U.S.$ 40,000,000 3.93 per cent. Fixed Rate Notes due 10 May 2028 under its
Global Medium-Term Note Program
Part A – CONTRACTUAL TERMS
Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).
THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

1.Issuer:	International Finance Corporation
2.(i) Series Number:	2898
(i)(ii) Tranche Number:	1
3.Specified Currency or Currencies:	United States Dollars (U.S.$)
4.Aggregate Nominal Amount:
(i)Series:	U.S.$ 40,000,000
(ii)Tranche:	U.S.$ 40,000,000
5.Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.(i) Specified Denominations:	U.S.$ 10,000 and integral multiples thereof
(i)(ii) Calculation Amount:	U.S.$ 10,000

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7.(i) Issue Date: 8. (ii) Interest Commencement Date	May 12, 2026 May 12, 2026
8.Maturity Date:	May 10, 2028
9.Interest Basis:	3.93 per cent Fixed Rate
(further particulars specified below)
10.Redemption/Payment Basis:	Redemption at par
11.Change of Interest or Redemption/Payment Basis:	Not Applicable
12.Put/Call Options:	Not Applicable
13.Status of the Notes:	Senior
14.Method of distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
15.Fixed Rate Note Provisions:	Applicable
(i)Rate of Interest:	3.93 per cent. per annum
(ii)Interest Payment Date(s):
May 10 and November 10 in each year subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention, from and including November 10, 2026, up to and including the Maturity Date

(iii)Fixed Coupon Amount(s):	U.S.$ 196.50 per Specified Denomination
(iv)Broken Amount(s):	U.S.$ 194.32 per Specified Denomination payable on the Interest Payment Date falling on November 10, 2026
(v)Day Count Fraction:	30/360 (unadjusted)
(vi)Determination Dates:	Not Applicable
(vii)Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.Floating Rate Note Provisions:	Not Applicable
17.Zero Coupon Note Provisions:	Not Applicable
18.Index-Linked Note/other variable-linked interest Note Provisions:	Not Applicable
19.Dual Currency Interest Note Provisions:	Not Applicable
PROVISIONS RELATING TO REDEMPTION
20.Call Option:	Not Applicable
21.Automatic Early Redemption:	Not Applicable
22.Put Option:	Not Applicable
23.Final Redemption Amount of each Note:	U.S.$ 10,000 per Calculation Amount
1. 24. Capital at Risk Notes:	No
1.25. Early Redemption Amount:	U.S.$ 10,000 per Calculation Amount

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GENERAL PROVISIONS APPLICABLE TO THE NOTES
26.Form of Notes:	Registered Notes:
DTC Global Certificate available on Issue Date
27.New Global Note (NGN):	No
28.Global Certificate held under the new safe-keeping structure (NSS):	No
29.Financial Centre(s) or other special provisions relating to payment dates:	New York
30.Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No
31.Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
32.Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable
33.Redenomination, renominalization and reconventioning provisions:	Not Applicable
34.Consolidation provisions:	Not Applicable
35.Additional terms:
Applicable
For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

36.Governing law:	New York
37.Record Date:	Not Applicable
DISTRIBUTION
38.(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii)Date of Terms Agreement:	May 8, 2026
(iii)Stabilization Manager(s) (if any):	Not Applicable

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39.If non-syndicated, name and address of Dealer:	Wells Fargo Securities, LLC 550 South Tryon Street, 4th Floor MAC D1086-041 Charlotte, NC 28202-4200 Attention: Agency Trading Desk
40.Total commission and concession:	Not Applicable
41.Additional selling restrictions:	Not Applicable

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RESPONSIBILITY
The Corporation accepts responsibility for the information contained in this Final Terms.
Signed on behalf of the Corporation:

By:    /s/ Elena Panomarenko
Duly authorized

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Part B – OTHER INFORMATION

1.LISTING
(i)Listing:	None
(ii)Admission to trading:	Not Applicable.
2.RATINGS
Ratings:	The Notes to be issued have been rated:
S & P: AAA
Moody’s: Aaa
3.USE OF PROCEEDS
As specified in the Prospectus.
4.INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE
Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.
5.OPERATIONAL INFORMATION
Intended to be held in a manner which would allow Eurosystem eligibility:
No

Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper. Note that this does not necessarily mean that the Notes will then be recognised as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.

ISIN Code:	US45950VVG84
CUSIP:	45950VVG8
Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable
6.GENERAL
Applicable TEFRA exemption:	Not Applicable

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EXECUTION VERSION
TERMS AGREEMENT NO. 2898 – TRANCHE 1 UNDER
THE STANDARD PROVISIONS
May 8, 2026
International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s U.S.$ 40,000,000 3.93 per cent. Fixed Rate Notes due 10 May 2028 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 11:00 a.m. New York City time on May 12, 2026 (the “Settlement Date”) at an aggregate purchase price of U.S.$ 40,000,000 (which is 100 per cent of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.
2When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to May 5, 2026, at 8:58 a.m. Eastern Time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.
3The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct as of the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.
4The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.
5The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00

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per cent. of the nominal amount of the Notes). For the avoidance of doubt, the purchase price of the aggregate nominal amount of the Notes is U.S.$ 40,000,000. The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.
6The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.
7In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.
8The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.
9For purposes hereof, the notice details of the undersigned are set out in Schedule I attached hereto.
All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.
10This Terms Agreement shall be governed by and construed in accordance with the laws of New York.
11This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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By:    WELLS FARGO SECURITIES, LLC

By:    /s/ Barbara Garafalo
Name:    Barbara Garafalo
Title:    Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:
INTERNATIONAL FINANCE CORPORATION

By:    /s/ Elena Panomarenko
Name: Elena Panomarenko
Title: Senior Financial Officer

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SCHEDULE I

Notice Details of the Dealer:
Wells Fargo Securities, LLC
550 South Tryon Street, 4th Floor
MAC D1086-041
Charlotte, NC 28202-4200
Attention: Agency Trading Desk

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